Hortonworks, Inc.

5470 Great American Parkway

Santa Clara, California 95054

VIA EDGAR

December 9, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Hortonworks, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-200044

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Hortonworks, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 11, 2014, at 4:15 p.m., Eastern Time or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Richard A. Kline at (650) 752-3139. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Richard A. Kline, by facsimile to (650) 471-6060.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under separate cover, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.

If you have any questions regarding this request, please contact Richard A. Kline of Goodwin Procter LLP at (650) 752-3139.

Sincerely,

HORTONWORKS, INC.

/s/ David M. Howard
David M. Howard
Vice President, Legal and Secretary

cc:	Patrick Gilmore, Securities and Exchange Commission

Eiko Yaoita Pyles, Securities and Exchange Commission

Edwin Kim, Securities and Exchange Commission

Robert Bearden, Hortonworks, Inc.

Scott Davidson, Hortonworks, Inc.

Craig M. Schmitz, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP

Bradley C. Weber, Goodwin Procter LLP

John L. Savva, Sullivan & Cromwell LLP